November 5, 2007


Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re: Form 10-KSB for the year ended December 31, 2006 and
    Form 10-QSB for the quarters ended March 31, 2007 and June
    20, 2007 for

    AEI Real Estate Fund XVII Limited Partnership - File No.000-17467
    AEI Net Lease Income & Growth Fund XX Ltd Partnership -File No. 000-23778 AEI Income & Growth Fund XXI Limited Partnership - File No. 000-29274
    AEI Income & Growth Fund XXII Limited Partnership - File No. 000-24003 AEI Income & Growth Fund 23 LLC - File No. 000-30449
    AEI Income & Growth Fund 24 LLC - File No. 000-49653
    AEI Income & Growth Fund 25 LLC - File No. 000-50609
    AEI Income & Growth Fund 26 LLC - File No. 000-51823


Dear Ms. van Doorn:

This letter will respond to the comment contained in your letters dated October 26, 2007 for the above registrants. Since the letter for each of the registrants contains the same comment and the registrants use the same accounting and reporting procedures, we have responded to your comments in one letter for the eight registrants. A copy of the letter was filed as correspondence on EDGAR for each registrant.

Response to Comment

For the registrants that are limited partnerships, we will make the following changes to Item 8A for Form 10-KSB for the year ended December 31, 2006 and Item 3 for Form 10-QSB for the quarters ended March 31, 2007 and June 20, 2007:

Controls And Procedures

(a) Evaluation of disclosure controls and procedures

       Under the supervision and with the participation of management, including its President and Chief Financial Officer, the Managing General Partner of the Partnership evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the
Exchange Act). Based upon that evaluation, the President and Chief Financial Officer of the Managing General Partner concluded that, as of the end of the period covered by this report, the disclosure controls and procedures of the Partnership are adequately designed to ensure were effective in ensuring that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms and that such information is accumulated and communicated to management, including the President and Chief Financial Officer of the Managing General Partner, in a manner that allows timely decisions regarding required disclosure.

(b) Changes in internal controls

         There were no significant changes made in the Partnership's internal controls during the most recent period covered by this report that have materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.


For the registrants that are limited liability companies, we will make the following changes to Item 8A for Form 10-KSB for the year ended December 31, 2006 and Item 3 for Form 10-QSB for the quarters ended March 31, 2007 and June 20, 2007:

Controls And Procedures

(a) Evaluation of disclosure controls and procedures

        Under the supervision and with the participation of management, including its President and Chief Financial Officer, the Managing Member of the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based upon that evaluation, the President and Chief Financial Officer of the Managing Member concluded that, as of the end of the period covered by this report, the disclosure controls and procedures of the Company are adequately designed to ensure were effective in ensuring that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms and that such information is accumulated and communicated to management, including the President and Chief Financial Officer of the Managing Member, in a manner that allows timely decisions regarding required disclosure.

(b) Changes in internal controls

        There were no significant changes made in the Company's internal controls during the most recent period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
In connection with this response, the registrants acknowledge the following:

     the registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     the registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at 651-225-7738.

Sincerely,


PATRICK W KEENE
Chief Financial Officer
Managing General Partner of Limited Partnerships and
Managing Member of LLCs

cc:  Jorge L. Bonilla - SEC via fax